November 4, 2021

Ms. Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

Re:                     800 Degrees Go, Inc.

Amendment No. 2 to Offering Statement on Form 1-A/A

Filed November 4, 2021

File No. 024-11636

Dear Ms. Ransom,

On behalf of 800 Degrees Go, Inc., I hereby request qualification of the above-referenced offering statement at 9:00am Eastern Time, on November 9, 2021, or as soon thereafter as practicable.

Sincerely,

/s/ Kevin Morris

Kevin Morris

Chief Financial Officer

800 Degrees Go, Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP